Topspin
Backhand
71
MPH
Flat
Forehand
50
MPH

INVEST IN **SWINGVISION**

Automated Stats, Highlights & Officiating Using Just Your Phone

swing.vision San Mateo, CA















Highlights



1. 2023 Apple Design Award Winner

2 $9.5m Raised from Investors Including Tennis Australia, MyFitnessPal Co-Founders & Strava CFO

3 $2.5m+ Annual Recurring Revenue, 15k+ Paying Subscribers, 100+ D1-D3 College Teams

4   Patent Granted for 3D Object Tracking from a Single Camera in Any Sport

Featured Investors

 **Andy Roddick**   [Follow]

Former ATP World No. 1 and US Open Champion
en.wikipedia.org

"SwingVision is the first solution to bring sports intelligence to any court in the world, using just your smartphone. I'm thrilled to work with the team as they push the boundaries of tennis and technology."

 **Lindsay Davenport**   [Follow]

Former WTA World No. 1 and Wimbledon, US Open & Australian Open Champion
en.wikipedia.org

"On tour, we had to pay thousands of dollars to achieve our potential on the court. Now, thanks to SwingVision, professional-grade technology is available in a handy app for athletes of every level."



Alex Turbanov
Syndicate Lead

Follow

Invested $450,000 ⓘ

"I have been using SwingVision for more than two years in Dubai and absolutely love it! I'm such a huge believer in their potential to become a unicorn that I led my VC firm's investment in SwingVision's Series A!"

Our Team



Swupnil Sahai Co-Founder & CEO

Previously Led Object Tracking at Tesla Autopilot. Columbia Stats PhD. Data Science Lecturer at UC Berkeley.



Richard Hsu Co-Founder & CTO

Previously Led Engineering at Accompany (acquired by Cisco). Stanford CS Masters.

Pitch

Welcome to Our Community Round! 👋

After hearing from so many of our passionate subscribers, we've decided to open up a Community Round so that you can participate in SwingVision's growth!

The goal of this raise is to maximize the number of active users who can invest, rather than the amount of capital raised.

If you're on this page, you're already familiar with SwingVision, but read below for more details about our business, vision and future plans 👇





Executive Summary



Novel Product	Automated stats, highlights & officiating using just your phone
Killer Team	AI/CV experts from Tesla, Apple, Berkeley & Stanford
Scalable Business	Consumer SaaS, $2.5m+ ARR, 9-month CAC payback
Category Leader	Highest rated AI/CV app in sports, Apple Design Award winner
Exploding TAM	2B+ amateur athletes will spend $1T per year by 2030
Massive LTV	Target customer is 11-65 years old, playing a lifelong sport
Growth Inflection	Expansion to Pickleball in Winter 2023, Padel in Fall 2024
Business Expansion	Tournament-grade officiating & remote coaching in Summer 2024

Background





Swupnil *CEO*



Led Object Tracking at Tesla Autopilot

Columbia PhD, Berkeley Triple Major

Lifelong Tennis & Basketball Player

One day while watching ESPN, Swupnil thought

🤔 *"Why can't I get stats & highlights from **my** game too?"*

Solution



TV-quality highlights

Pro-quality stats

AI officiating

Automatically, using



just your phone





How It Works Today









Setup in seconds with our patented phone mount

Our AI processes video on-device in real-time

Challenge close calls right from your smartwatch

Our Vision

Any athlete, anywhere will get

pro-quality sports tracking & ESPN-level broadcasting

using just their smartphone

How We Get Huge
Consumer SaaS has a Proven Playbook



WHOOP
$150M/yr

STRAVA
$250M/yr

duolingo
$500M/yr

ESPN+
$2B/yr

Our Opportunity is Even Bigger
$2B Obtainable Market in Ball & Racket Sports





Top 5 Racket Sports

Top 10 Ball Sports

600M Active Athletes
Tennis, Pickleball, Padel, Ping Pong & Badminton

x **0.5%** market share x **$15**/mo = **$500M**/yr

2B Active Athletes
Racket Sports + Golf, Baseball, Volleyball, Basketball & Soccer

x **0.5%** market share x **$15**/mo = **$2B**/yr

See Appendix for Sources

Why We Will Win
Best AI Team in Sports



Artificial Intelligence
Experts from Stanford & Berkeley







Product & Design
Former Apple, Yelp, etc.







Growth & Marketing
Former Slack, NCAA, etc.







Current Progress
4.7 Stars, 5k+ Reviews, $2.5m+ ARR



One of the best apps created by humankind
★ ★ ★ ★ ★
I captain USTA teams and use it to record our matches. **Had to buy an iPhone** to use as I'm an Android user, very happy I did. It's really one of the **best things since Google Maps** I've ever done on my phone.

The next best thing to a coach
★ ★ ★ ★ ★
I've been a subscriber for a year and **use this app on every practice and match**. I am a USTA 3.5, but I play and win at 4.0 levels. I'll be totally honest, **without this app, I am not winning** these higher level matches.

Amazing tool
★ ★ ★ ★ ★
I played Division 1 tennis and find this app very helpful. The fact that the AI edits the video means you can **watch your 2 hour match in 15 minutes. My friends are always excited to watch the highlights** and stats.

Totally asynchronous coaching
★ ★ ★ ★ ★
I learned about SwingVision during the college recruiting process. The **auto editing really saves time** and enables you to **send your video to a remote coach** for them to evaluate and give comments.

Defensible Moat
IP, Data, Network Effects





Patents

3D Object Tracking from a Single Camera

Phone Mount Design

AI Training Data

500m Shots Recorded Across 500k Hours

High Switching Cost

Lifetime Cloud Storage

Unique Relationship with Apple
Most Frequently Featured App in Sports















APP
OF THE
DAY
SwingVision: A.I.
Tennis App

SwingVision: A.I. Tennis App
Apple Design Awards 2023 Winner

Editors' Choice
App Store



iPhone Keynote
Sept 2021



Design Award
June 2023

Acquisition: 50% Organic

SWING VISION

Word-of-Mouth is the Largest Channel

Subscriber Channels
UGC (IG, Youtube)
10.0%
SEO
15.0%
Teams
10.0%
Digital Ads (Paid)
15.0%
Friends & Family
50.0%





New iMessage
To: Rayne Liu
Share Link
Export Video
May 26 Sahai vs Liu - Favorited Points

Influential Customers: Teams

SWING VISION

Key Opinion Leaders Acquired

100+ D1 College Programs

Strong Word-of-Mouth via Opposing Teams

$2500 Average Contract Value

$200 per Athlete

$4000 Live Streaming Add-On

Organic Acquisition Channel for Juniors



Vertical Growth Strategy
Business Models that Drive Virality & Retention



Near Term

 Remote coaching marketplace *(Future, Cameo)*

 Officiating at junior & adult competitions *(Hawkeye)*

Long Term

 Sponsored challenges & events *(Strava)*

 Data-driven player matching *(Bumble)*

 Sponsored live streaming *(Twitch, Youtube)*

Horizontal Growth Strategy
Adjacent Sports with Massive LTVs



Near Term

 Pickleball: 11.5% CAGR, fastest growing U.S. sport

 Padel: 13.5% CAGR, fastest growing global sport

Long Term

 Ping Pong: 300M players, largest sport in Asia

 Badminton: 200M players, 2nd largest sport in Asia

 Golf, Baseball, Volleyball, Basketball & Soccer

---

Our 10-Year Prediction



 Mobile phones with AI hardware get exponentially cheaper

 Pre-installed smartphones become the default infrastructure at every public & private sports facility


Every athlete playing everywhere tracks, shares & improves their game with SwingVision


Thank You!
SWING VISION
https://swing.vision
Match
Combined Stats
Things To Improve
CHALLENGE
OUT!

Important Notes! 🚨

We're not allowed to raise an unlimited amount in this round. If the offering becomes *oversubscribed*, we'll decrease the maximum amount that each person can invest – rather than cut people out entirely.